UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
7 August 2013

PEARSON BOARD CHANGES

Pearson, the world's leading learning company, today announces the appointment of Harish Manwani as an independent non-executive director, effective from 1 October 2013.

Harish is Chief Operating Officer of the leading global consumer products company Unilever, a role he assumed in 2011, and serves on the company's Executive Board. He joined Unilever in 1976 as a marketing management trainee in India, and has since held senior management roles around the world, including North America, Latin America, Europe, Africa and Asia.

Harish is an Honours graduate from Bombay University and holds a Masters degree in management studies. He has also attended the Advanced Management Program at Harvard Business School.

He is Non-Executive Chairman of Hindustan Lever Ltd. in India, and serves on the board of Whirlpool Corporation in the US. He is also a director of the Indian School of Business, the Economic Development Board (EDB) of Singapore, and The Human Capital Leadership Institute in Singapore.

Pearson chairman Glen Moreno said: "Harish brings to Pearson a deep knowledge of emerging markets, an understanding of the rapidly growing middle class in those countries, and senior experience in a successful global organisation. This background is very relevant to our transformation of Pearson into the world's leading learning company."

Pearson also announces that Dr. Susan Fuhrman, President of Teachers College, Columbia University, and a non-executive director of Pearson since 2004, is retiring today after nine years service in line with the UK Corporate Governance Code.

Glen Moreno said: "Susan has been a very influential and effective board member. She has brought unique insights into education research and teacher development, and has helped put efficacy at the heart of our strategy. We thank her for her tremendous contribution to Pearson."

Pearson recently announced the appointment to the board of another distinguished education leader, Linda Lorimer, Vice President of Yale University.

ENDS

For more information:
Simon Mays-Smith / Charles Goldsmith: +44 (0)20 7010 2310

PEARSON plc

Date: 07 August 2013

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary